APPLICATION FOR WITHDRAWAL


     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act") Advanced Communications Technologies, Inc. (the "Registrant") hereby applies to the Securities and Exchange Commission to withdraw its Registration Statement on Form SB-2 (No. 333-83710) filed on March 5, 2002. The reason for the withdrawal is that the Registrant intends to enter into a new equity line agreement. The Registrant certifies that no securities have been sold in connection with the offering covered by the registration statement.

     The Registrant further states that subsequent to the withdrawal of the registration statement the Registrant may undertake a subsequent private offering in reliance upon Rule 155(c) promulgated under the Act.

     IN WITNESS WHEREOF, the Registrant has caused this application to be duly executed as of July 14, 2003.



                                    Advanced Communications Technologies, Inc.



                                    By:    /s/ Wayne I. Danson
                                           -----------------------------------
                                    Name:  Wayne I. Danson
                                    Title: President and Chief Financial Officer